EXHIBIT 12.1
Oasis Petroleum Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009(1)	2010	2011	2012	2013
	(In thousands, except ratios)
Earnings
Income (loss) before income taxes	$(15,209)	$13,267	$126,179	$245,874	$363,017
Add: Fixed charges	1,022	1,522	32,950	73,932	112,282
Add: Amortization of capitalized interest	—	—	119	671	1,009
Less: Capitalized interest	—	—	(3,073)	(3,298)	(4,592)
Total earnings (loss)	(14,187)	14,789	156,175	317,179	471,716

Fixed charges
Interest expense	$912	$1,357	$29,618	$70,143	$107,165
Capitalized interest	—	—	3,073	3,298	4,592
Rental expense attributable to interest	110	165	259	491	525
Total fixed charges	1,022	1,522	32,950	73,932	112,282

Ratio of earnings (loss) to fixed charges(2)	—	9.72	4.74	4.29	4.20

(1)
Due to the Company's net pre-tax loss for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $15.2 million for the year ended December 31, 2009 to achieve a coverage of 1:1.

(2)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.